Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Signs Two Debt Facility Agreements; $846 Million ECA A320 Delivery Funding Facility and $86 Million A330 Pre-delivery Payment Funding Facility

Amsterdam, The Netherlands; March 12, 2009 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that AerVenture Limited, its consolidated joint venture, has signed a facility agreement with Calyon S.A. and other banks and financial institutions, outlining the terms pursuant to which the European Export Credit Agencies may provide guarantees on up to $846 million of financing to commercial banks to fund deliveries of A320 family aircraft under AerVenture’s forward order with Airbus through 2011. This completes the remaining financing requirement for the Airbus A320 family order of aircraft.  The aircraft are part of an original 70 aircraft order placed by AerVenture Limited in January 2006. The European Export Credit Agencies consist of Coface in France, ECGD in the United Kingdom, and Euler-Hermes in Germany. The loans are to be provided by a syndicate of banks led by Calyon acting as Global Arranger and are subject to customary ECA requirements.

In addition AerCap confirmed that it signed in February 2009 a $86 million Pre-delivery Payment Funding Facility with a European Financial Institution for three A330 aircraft on order with Airbus.

Keith Helming, Chief Financial Officer of AerCap said: “The closing of these two facilities represents the achievement of significant milestones in our 2009 funding plan.  Including these deals, we have completed $4.3 billion of financing agreements over the past twelve months.  These transactions further demonstrate AerCap’s ability to continue to secure competitively priced, long-term financing even in this very challenging market environment. The support by the banking community and the export credit agencies confirms that there continues to be strong backing for AerCap’s business model.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

About AerVenture Limited

AerVenture was established as a joint venture between AerCap and two Kuwaiti partners, LoadAir and Al Fawares in January 2006 for the acquisition of 70 new Airbus A320 family aircraft from Airbus. LoadAir is active in air cargo operations as well as aviation-related investment activities. Al Fawares is an investment company with a global portfolio of businesses encompassing media, telecommunications, real estate and banking in addition to aviation.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com	Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com